UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-50050

CENTER FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

3435 Wilshire Boulevard, Suite 700 Los Angeles, California 90010	Telephone: (213) 251-2222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Security	Approximate Number of Holders

Common Stock, No Par Value	0

Pursuant to the requirements of the Securities Exchange Act of 1934, BBCN Bancorp, Inc., as successor by merger to Center Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BBCN Bancorp, Inc., as successor by merger to Center
Financial Corporation

		By:	/s/ Alvin D. Kang
		Name:	Alvin D. Kang
Dated:	December 1, 2011	Title:	President and Chief Executive Officer